Exhibit (e)(3)

Amended and Restated
Schedule B
to the
Distribution Agreement
by and between
Stewart Capital Mutual Funds
and
Grand Distribution Services, LLC

Annual Asset-Based Fees (per portfolio)
■	First $1 billion	2.00 basis points, plus
■	Next $1 billion	1.75 basis points, plus
■	Next $1 billion	1.50 basis points, plus
■	Over $3 billion	1.25 basis points

This schedule is applied to each of the portfolios and is subject to the per-portfolio minimum below.

Minimum Annual Fee (per portfolio)
■	Until December 31, 2008: lower Minimum from $40,000 to $36,000	$36,000
■	Beginning January 1, 2009	$40,000

Advertising Compliance
Review and comment on advertising not prepared by UMB Investment Services Group’s Financial Marketing Group	$150 per hour, plus filing fees

Employee Licensing
■	Tier 1: Base fee	$1,000 per month, per person
Appropriate when registered agents of the Adviser respond to unsolicited inquiries about the Fund(s)
■	Tier 2: Base fee	$2,000 per month, per person
Appropriate for registered agents of the Adviser who are proactively marketing the Fund(s) to financial intermediaries

Employee licensing activities include: establishing a system to supervise operations; developing a procedure manual tailored to your requirements (i.e., remote location, branch office or office of supervisory jurisdiction); training your staff on compliance procedures; monthly compliance review (e.g., email, presentations, marketing materials, websites, correspondence, incoming mail, etc.); periodic on-site examinations; and more.

Out-of-Pocket Expenses
Out-of-pocket expenses include but are not limited to travel on behalf of the Adviser or Fund(s), materials, filing fees, registration fees, and expenses, including but not limited to attorney’s fees, incurred in connection with responding to and complying with SEC or other regulatory investigations, inquiries or subpoenas, excluding routine examinations of UMB in its capacity as a service provider to the funds.

The expenses of marketing, promoting and distributing a fund are in addition to the fees above and include but are not limited to the development and printing of prospectuses, advertising, and direct mail pieces; public relations activities; trade show attendance; call management and fulfillment; and fees paid to broker/dealers.

*For UMB Distribution Services, LLC, or Grand Distribution Services, LLC, as named distributor

Fees for services not contemplated by this schedule will be negotiated on a case-by-case basis.

Fee Discount
For the period beginning October 1, 2008 and ending September 30, 2009, a ten (10) percent discount will be applied to all of the above fees other than “Out-of-Pocket Expenses.”

The undersigned, intending to be legally bound, hereby execute this Amended and Restated Schedule B to the Distribution Agreement dated December 5, 2006, and executed between Stewart Capital Mutual Funds and Grand Distribution Services, LLC, to be effective as of the 1st day of October 1, 2008.

GRAND DISTRIBUTION	STEWART CAPITAL
SERVICES, LLC	MUTUAL FUNDS

By: /s/ Peter J. Hammond	By: /s/ Malcolm E. Polley

Title: President	Title: President